UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tokai Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88907J 107

(CUSIP Number)

Michael Jones

General Counsel

Novartis Bioventures Ltd.

131 Front Street

Hamilton HM12, Bermuda

+1 441 298 1602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88907J 107	Page 2 of 10 Pages

1.	Names of reporting persons Novartis Bioventures Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 4,644,328
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,644,328
11.	Aggregate amount beneficially owned by each reporting person 4,644,328
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.3% (1)
14.	Type of reporting person (see instructions) CO

(1)	The shares of Common Stock beneficially owned by Novartis Bioventures Ltd. and set forth in Row 11 represent 21.3% of the outstanding shares of Common Stock of the Issuer based on 21,841,742 shares of Common Stock outstanding as of September 22, 2014 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated September 16, 2014 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2014 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 972,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

SCHEDULE 13D

CUSIP No. 88907J 107	Page 3 of 10 Pages

1.	Names of reporting persons Novartis AG
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 4,644,328
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,644,328
11.	Aggregate amount beneficially owned by each reporting person 4,644,328
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.3% (1)
14.	Type of reporting person (see instructions) CO

(1)	The shares of Common Stock beneficially owned by Novartis AG and set forth in Row 11 represent 21.3% of the outstanding shares of Common Stock of the Issuer based on 21,841,742 shares of Common Stock outstanding as of September 22, 2014 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 972,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

SCHEDULE 13D

CUSIP No. 88907J 107	Page 4 of 10 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Tokai Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Novartis Bioventures Ltd. (“NBV”) and Novartis AG (“Novartis”). NBV and Novartis are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) The principal business address of NBV is 131 Front Street, Hamilton HM12 Bermuda, Mail: PO Box HM 2899, Hamilton HM LX, Bermuda. The principal business address of Novartis is Lichtstrasse 35, CH-4056 Basel, Switzerland.

(c) NBV is a company organized under the laws of Bermuda and is a wholly-owned indirect subsidiary of Novartis. NBV is a venture capital fund whose objective is to generate long-term capital gains for both entrepreneurs and investors. NBV’s principal business is investing in product- and platform-focused biotech, pharmaceutical and healthcare companies at all stages with an emphasis on the United States and Europe.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacture, sale and distribution of innovative healthcare products. Novartis is the 100% indirect owner of NBV. Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide with a broad portfolio that includes innovative medicines, preventive vaccines, generic pharmaceuticals and consumer health products.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

Item 3.	Source and Amounts of Funds or Other Consideration.

NBV acquired 45,223,369 shares of the Issuer’s Series D-1, Series D-2, Series D-3 and Series E preferred stock at various times between May 6, 2009 and September 16, 2014, the date the Issuer became a reporting company. Such shares of preferred stock automatically converted into 4,319,328 shares of Common Stock on a 10.47-for-one-basis upon the closing of the Issuer’s initial public offering without payment of consideration. NBV acquired 325,000 shares of Common Stock following the closing of the Issuer’s initial public offering at the public offering price of $15.00 per share.

The source of funds for the purchases of the Issuer’s securities was working capital of NBV.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not affect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the

SCHEDULE 13D

CUSIP No. 88907J 107	Page 5 of 10 Pages

circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NBV is a wholly-owned indirect subsidiary of Novartis.

Based on 21,841,742 shares of Common Stock outstanding as of September 22, 2014 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus, the Common Stock held by the Reporting Persons constitutes 21.3% of the outstanding shares of Common Stock of the Issuer. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 972,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by either Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among each Reporting Person and any other person or entities with respect to any securities of the Issuer, except for the following:

•	Fifth Amended and Restated Investor Rights Agreement, dated as of May 13, 2013, among the Issuer, NBV and the other stockholders party thereto, pursuant to which, among other things, (i) NBV has the right to require the Issuer to register the shares of Common Stock held by it under the Securities Act under specified circumstances, (ii) NBV has incidental registration rights, subject to specified exceptions, if the Issuer proposes to file a registration statement to register any of its securities under the Securities Act, either for the Issuer’s own account or for the account of any of its stockholders, other than pursuant to the demand registration rights described in clause (i) and other than pursuant to a Form S-4 or Form S-8, and (iii) the Issuer is required to pay all registration expenses, including registration fees, printing expenses, fees and disbursements of the Issuer’s counsel and accountants and reasonable fees and disbursements of one counsel representing any selling stockholders, other than any underwriting discounts and commissions, related to any demand or incidental registration; and

SCHEDULE 13D

CUSIP No. 88907J 107	Page 5 of 10 Pages

•	a lock-up agreement entered into by NBV in connection with the Issuer’s initial public offering pursuant to which NBV has agreed, for a period of 180 days after the initial public offering date set forth in the Final Prospectus, not to (i) offer, sell, pledge, contract to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, or require the Issuer to file with the SEC a registration statement under the Securities Act to register, any shares of the Issuer’s Common Stock or any securities convertible into, exercisable for or exchangeable for the Issuer’s Common Stock, whether any such transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any such transaction, or (ii) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of the Issuer’s Common Stock, whether any such transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any such transaction.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1.1	Form of Lock-Up Agreement entered into by and among the Issuer, the Representatives of the Underwriters and NBV (incorporated by reference to Exhibit A of Exhibit 1.1 of the Issuer’s registration statement on Form S-1/A (File No. 333-198052), filed on September 2, 2014)

10.1	Form of Second Amended and Restated Registration Rights Agreement by and among the Issuer and the other parties thereto Fifth Amended and Restated Investor Rights Agreement, dated as of May 13, 2013, among the Issuer, the Reporting Person and the other stockholders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s registration statement on Form S-1/A (File No. 333-198052), filed on September 2, 2014)

99.1	Agreement regarding joint filing of Schedule 13D

99.2	Evidence of Signature Authority

99.3	Power of Attorney

SCHEDULE 13D

CUSIP No. 88907J 107	Page 7 of 10 Pages

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2014	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Michael Jones
	Name:	Michael Jones
	Title:	Director

	By:	/s/ Laurieann Chaikowsky
	Name:	Laurieann Chaikowsky
	Title:	Authorised Signatory

NOVARTIS AG

	By:	/s/ Michael Jones
	Name:	Michael Jones
	Title:	Authorised Signatory

	By:	/s/ David Middleton
	Name:	David Middleton
	Title:	Authorised Signatory

SCHEDULE 13D

CUSIP No. 88907J 107	Page 8 of 10 Pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Ulrich Lehner, Ph.D.	Vice-Chairman of the Board of Directors	Member of Shareholders’ Committee of Henkel AG & Co. KGaA	German

Enrico Vanni, Ph.D.	Director	Independent Consultant	Swiss

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Verena A. Briner, M.D.	Director	Professor of internal medicine at the University of Basel and Chief Medical Officer; Head of the Department of Medicine at the Lucerne Cantonal Hospital	Swiss

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Ann Fudge	Director	Member of the Board of General Electric Company	American

Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director	Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences	American

SCHEDULE 13D

CUSIP No. 88907J 107	Page 9 of 10 Pages

Name	Relationship to Novartis AG	Principal Occupation	Citizenship
William T. Winters	Director	Chairman and CEO of Renshaw Bay, an alternative asset management and advisory company based in London	British

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Felix Ehrat, Ph.D.	Member of the Executive Committee; General Counsel	Member of the Executive Committee; General Counsel	Swiss

David Epstein	Member of the Executive Committee; Head of Novartis Pharmaceuticals Division	Member of the Executive Committee; Head of Novartis Pharmaceuticals Division	American

Mark C. Fishman, M.D.	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue Cambridge, MA 02139, USA	American

Richard Francis	Member of the Executive Committee; Head of Sandoz Division	Member of the Executive Committee; Head of Sandoz Division	British

Jeff George	Member of the Executive Committee; Head of Alcon Division	Member of the Executive Committee; Head of Alcon Division; 6201 South Freeway Fort Worth, TX 76134, USA	American

George Gunn, MRCVS	Member of the Executive Committee; Head of Novartis Animal Health Division	Member of the Executive Committee; Head of Novartis Animal Health Division	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Brian McNamara	Member of the Executive Committee; Head of Novartis OTC Division	Member of the Executive Committee; Head of Novartis OTC Division; 200 Kimball Drive Parsippany, NJ 07054-0622, USA	American

SCHEDULE 13D

CUSIP No. 88907J 107	Page 10 of 10 Pages

Name	Relationship to Novartis AG	Principal Occupation	Citizenship
Andrin Oswald	Member of the Executive Committee; Head of Vaccines Division	Member of the Executive Committee; Head of Vaccines Division; 350 Massachusetts Avenue, Cambridge, MA 02139, USA	Swiss

André Wyss	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Swiss

Directors and Officers of Novartis Bioventures Ltd.

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Bioventures Ltd. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Bioventures Ltd. and (ii) the business address of each director and executive officer of Novartis Bioventures Ltd. is 131 Front Street, Hamilton HM12, Bermuda.

Name	Relationship to Novartis Bioventures Ltd.	Principal Occupation	Citizenship

Francis A. Waldvogel, M.D.	Chairman of the Board of Directors	Chairman of the Novartis Venture Funds Advisory Board	Swiss

Henri Simon Zivi	Deputy Chairman of the Board of Directors	General Manager of Novartis International Pharmaceutical Ltd.	Swiss

Michael Jones	Director	General Counsel of Novartis International Pharmaceutical Ltd.	British

Timothy Faries	Director	Partner at Appleby; Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda	British